EXHIBIT 99.1

Precision Drilling Corporation Announces the Appointment of Carey Ford as President and Chief Executive Officer and the Retirement of Kevin Neveu

CALGARY, Alberta, Oct. 06, 2025 (GLOBE NEWSWIRE) -- The Board of Directors (the Board) of Precision Drilling Corporation (Precision) announced today that, as part of its long-standing succession plan, Mr. Carey Ford has been appointed as President and Chief Executive Officer and as a member of the Board. He succeeds Kevin Neveu, who has retired after serving as President and Chief Executive Officer and as a member of the Board since 2007.

Mr. Ford joined Precision in 2011 and has served as Chief Financial Officer since 2016, guiding the company’s financial strategy and strengthening investor confidence through several industry cycles. He has also led all finance, capital markets, and corporate development activities and multiple operational support functions during his time as Chief Financial Officer, giving him a deep understanding of Precision’s business and its global operations.

“Stepping into the President and Chief Executive Officer role is a privilege and carries a responsibility that I enthusiastically embrace. Precision is a world-class organization with the industry’s best people, all of whom are dedicated to serving our customers and operating safely, a team I am proud to lead. I am grateful to the Board for their confidence in me and am excited to guide our organization into its next phase of growth,” said Mr. Ford.

The Board also announced two key leadership appointments. Gene Stahl has been appointed Chief Operating Officer, bringing more than 28 years of experience with the company, including leadership in marketing and North American drilling operations, and representing Precision by serving in senior leadership positions in prominent energy industry associations. Dustin Honing has been named Chief Financial Officer after nearly 15 years with Precision, where he advanced through accounting, finance, operational support, and investor relations roles, most recently serving as Vice President, Operations Finance.

“The Board is pleased to appoint Mr. Ford as President and Chief Executive Officer and has full confidence in his proven leadership. Supported by a strong senior leadership team and the dedication of employees across the organization, Precision will continue to advance its technology-driven strategy, uphold disciplined capital management, and deliver sustainable long-term value for all stakeholders,” said Mr. Steve Krablin, Chairman of the Board.

Mr. Neveu will continue in an advisory role to ensure a seamless transition of duties and responsibilities to Mr. Ford. The Board would like to thank Mr. Neveu for his many contributions and leadership during his 18 years with Precision.

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as AlphaTM that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreenTM suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

Additional Information

For more information about Precision, please visit our website at www.precisiondrilling.com or contact:

Lavonne Zdunich, CPA, CA
Vice President, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements that contain words such as “will”, and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, forward-looking information and statements).

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations.

Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2024, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.